EXHIBIT 99.2


EXCERPT FROM ADVANTICA'S FEBRUARY 17, 2000 PRESS RELEASE ANNOUNCING "ONE COMPANY, ONE BRAND" STRATEGIC DIRECTION


Investor Contact: Ken Jones                             FOR IMMEDIATE RELEASE
                  864-597-8994

Media Contact:    Karen Randall
                  864-597-8440


               ADVANTICA RESTAURANT GROUP ANNOUNCES "ONE COMPANY,
  ONE BRAND" STRATEGIC DIRECTION WITH FOCUS ON DENNY'S BRAND ONLY; ALSO REPORTS
                             FOURTH QUARTER EARNINGS


        DENNY'S-BRAND-ONLY FOCUS WILL RESULT IN COMPANY'S EXPLORATION OF
          STRATEGIC ALTERNATIVES FOR COCO'S AND CARROWS, AN INCREASE IN
               FRANCHISE ACTIVITY, AND STAFF REDUCTIONS AND OTHER
   MEASURES EXPECTED TO YIELD ANNUALIZED SAVINGS OF APPROXIMATELY $15 MILLION


SPARTANBURG, S.C., February 17, 2000 -- Advantica Restaurant Group, Inc. (Nasdaq: DINE) today announced that the future direction of the Company will focus exclusively on its Denny's brand, historically the cornerstone of the Company and America's largest full service restaurant chain. The Denny's-brand-only strategy will include efforts to increase significantly the number of Denny's restaurants owned and operated by franchisees.

The Company has retained the firm of Donaldson, Lufkin & Jenrette Securities Corporation to commence immediately exploring strategic alternatives, including a possible sale or recapitalization, for its FRD subsidiary which houses its Coco's and Carrows brands.

As part of the "One Company, One Brand" strategy, the Company has also taken initial actions to merge and streamline its corporate overhead structure with the Denny's organization. Accordingly, James B. Adamson will serve as chairman and chief executive officer of the Company, and John Romandetti has resigned as chief executive officer of Denny's. Staff reductions and a new information systems outsourcing agreement are expected to reduce general and administration costs by approximately $15 million on an annualized basis.

Adamson said, "Today's announcement is the result of an extensive review of the Company's operations and structure over the past four months by the Company's management and Board with the assistance of outside advisors. Denny's continues to have tremendous brand equity and, as the leading family dining chain, deserves the full attention of our management and the deployment of our capital resources. Last year, we began our Denny's Diner 2000 reimage program and completed 140 units. We are pleased with the overall results to date, and we plan to continue to reinvest in our restaurants. During 2000, however, we will develop and test a lower cost alternative in approximately 20 other units. We expect that the lower cost alternative will have appeal to existing and new franchisees and will be essential to a successful completion of our reimaging program system wide.

"We believe that moving to a more franchised-based operation will, over time, add value for our shareholders. During the next several years, we plan on refranchising 250 to 300 Company-owned units. Our ultimate goal is for the Company to retain about 300 units or 40 percent of the current Company-owned portfolio. The proceeds from the refranchising effort will be used to fund the reimaging of our remaining Denny's restaurants and to reduce debt.

"With the strategic direction of the Company focused on Denny's, we have begun the process of merging corporate administration functions into the Denny's organization. This process will more closely align operational objectives with the Advantica management team's corporate objective of enhancing shareholder value. As a result, certain functions and duplication within functions have been eliminated. Upon completion of DLJ's engagement with respect to Coco's and Carrows, and as our Company-owned restaurant units decrease, further general and administrative expense reductions are expected. Reducing the workforce, while difficult, is a necessary decision for Advantica at this time. We are committed to treating our employees fairly. Those employees who are separated from the Company will be offered severance packages and outplacement services to help with the transition.

"As we move to our Denny's only focus in the future, we will concentrate our efforts on improving service levels, enhancing the appearance of facilities and maintaining and improving food quality, all in an effort to retain our existing customers, attract new ones and provide customers with an enjoyable dining occasion on every visit."